UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 6, 2009



NATURAL GAS SERVICES GROUP, INC
(Exact name of registrant as specified in its charter)

Colorado	**1-31398**	**75-2811855**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

508 W. Wall St., Ste. 550
Midland, Texas 79701
(Address of principal executive offices)

(432) 262-2700
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On August 6, 2009, Natural Gas Services Group, Inc. issued a press release announcing its results of operations for the quarter and six months ended June 30, 2009. The press release issued on August 6, 2009 is furnished as Exhibit No. 99 to this Current Report on Form 8-K. Natural Gas Services Group's annual report on Form 10-K and its reports on Forms 10-Q and 8-K and other publicly available information should be consulted for other important information about Natural Gas Services Group, Inc.

The information in this Current Report on Form 8-K, including Exhibit No. 99 hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability of that section. The information in this Current Report shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits

The Exhibit listed below is furnished as an Exhibit to this Current Report on Form 8-K

Exhibit No.	Description of Exhibit
99	Press release issued August 6, 2009 (furnished pursuant to Item 2.02)

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATURAL GAS SERVICES GROUP, INC

Dated: August 6, 2009

By: /s/ Stephen C. Taylor
        Stephen C. Taylor
        Chairman of the Board, President
        and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99	Press release issued August 6, 2009 (furnished pursuant to Item 2.02)

Exhibit 99

FOR IMMEDIATE RELEASE   **NEWS**
August 6, 2009   **NYSE: NGS**



NATURAL GAS SERVICES GROUP ANNOUNCES DILUTED EPS OF $0.24/SHARE FOR THE 2ND QUARTER OF 2009 AND $0.55/SHARE FOR THE COMPARATIVE SIX MONTH PERIOD

Gross Margin, EBITDA and Rental Revenue Increase for the Comparative Six Month Periods

MIDLAND, Texas August 6, 2009 – Natural Gas Services Group, Inc. (NYSE:NGS), a leading provider of equipment and services to the natural gas industry, announces its financial results for the second quarter and six months ended June 30, 2009.

Natural Gas Services Group Inc. Financial Results:

Revenue: Our total revenue decreased from $19.5 million to $16.8 million, or 14.0%, for the three months ended June 30, 2009, compared to the same period ended June 30, 2008. This decrease was primarily the result of a 49.8% decrease in sales revenue, a segment of the business hit proportionally hard in the current environment. However, rental revenue increased 18.6%, and service and maintenance revenue decreased 15.6%. Total revenues for the comparable six months decreased 4.2%, to $36.8 million from $38.4 million which was mainly the result of 38.6% decrease in our sales revenue. This was offset by an increase in rental revenue of 29.6% and service and maintenance revenue decrease of 4.6%.

Operating income: There was a decrease in operating income to $4.6 million from $5.1 million, or 10.0%, for the three months ended June 30, 2009, compared to the same period ended June 30, 2008. We posted an increase to $10.7 million from $10.6 million, or 0.9%, for the six months ended June 30, 2009 compared to the same period ended June 30, 2008. Operating income primarily grew from the increase in rental revenue which generates higher margins. Additionally, operating income was positively affected by greater efficiencies in our field service operations on our rental units resulting in improved margins.

Net income: Our net income for the three months ended June 30, 2009, decreased 13.8% to $2.9 million, as compared to net income of $3.3 million for the same period in 2008. Net income for the six months of 2009 decreased 2.6% to $6.7 million, when compared to net income of $6.9 million for the same period in 2008. This was mainly the result of decreased third party unit sales.

Earnings per share: Our earnings per diluted share was $0.24 for the three months ending June 30, 2009 as compared to $0.27 for the same 2008 period, a 11.1% decrease. Comparing the six months of 2008 versus 2009, our earnings per diluted share fell from $0.56 to $0.55, or 1.8%.

EBITDA: Our EBITDA decreased (see discussion of EBITDA at the end of this release) 1.9% to $7.5 million for the second quarter ended June 30, 2009, versus $7.7 million for the same period in 2008. EBITDA increased 6.6% to $16.5 million for the quarter ended June 30, 2009 versus $15.5 million for the same period ended June 30, 2008.

Cash flow: At June 30, 2009, we had cash and cash equivalents of $11.7 million, working capital of $39.1 million, and total debt of $14.9 million, of which $3.4 million was classified as current. We had positive net cash flow from operating activities of $16.9 million during first six months of 2009.

Selected data: The table below shows our revenues by segment, gross margin, exclusive of depreciation, earnings per share, and net income for the quarters and six month periods ended June 30, 2009 and 2008. Gross margin is the difference between revenue and cost of sales, exclusive of depreciation.

	Three months ended June 30,		Six months ended June 30,	
	2008	**2009**	**2008**	**2009**
Sales	$ 9,159	$ 4,599	$ 18,785	$ 11,528
Rental	10,095	11,969	19,105	24,757
Service and maintenance	224	189	521	497
Total Revenue	19,478	16,757	38,411	36,782
Gross margin [(1)]	8,994	9,220	17,922	19,812
Net Income	$ 3,333	$ 2,872	$ 6,850	$ 6,669
Earnings per share (diluted)	$ 0.27	$ 0.24	$ 0.56	$ 0.55

(1) For a reconciliation of gross margin to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read Non-GAAP Financial Measures" in this report.

Rental fleet: As of June 30, 2009, we had 1,771 natural gas compressors in our rental fleet totaling 223,041 horsepower, as compared to 1,546 natural gas compressors totaling 188,462 horsepower at June 30, 2008. As of June 30, 2009, we had 1,345 natural gas compressors rented compared to 1,388 at June 30, 2008.

Non GAAP Measures: "EBITDA" reflects net income or loss before interest, taxes, depreciation and amortization. EBITDA is a measure used by analysts and investors as an indicator of operating cash flow since it excludes the impact of movements in working capital items, non-cash charges and financing costs. Therefore, EBITDA gives the investor information as to the cash generated from the operations of a business. However, EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America ("GAAP"), and should not be considered a substitute for other financial measures of performance. EBITDA as calculated by NGS may not be comparable to EBITDA as calculated and reported by other companies. The most comparable GAAP measure to EBITDA is net income. The reconciliation of net income to EBITDA and gross margin is as follows:

(in thousands of dollars)	Three months ended June 30,		Six months ended June 30,	
	2008	**2009**	**2008**	**2009**
Net income	$ 3,333	$ 2,872	$ 6,850	$ 6,669
Interest expense	193	154	434	314
Provision for income taxes	1,760	1,546	3,688	3,599
Depreciation and amortization	2,364	2,935	4,489	5,893
EBITDA	$ 7,650	$ 7,507	$ 15,461	$ 16,475
Other operating expenses	1,485	1,654	2,835	3,231
Other expense (income)	(141)	59	(374)	106
Gross margin	$ 8,994	$ 9,220	$ 17,922	$ 19,812

We define gross margin as total revenue less cost of sales (excluding depreciation and amortization expense). Gross margin is included as a supplemental disclosure because it is a primary measure used by our management as it represents the results of revenue and cost of sales (excluding depreciation and amortization expense), which are key components of our operations. Depreciation expense is a necessary element of our costs and our ability to generate revenue and selling, general and administrative expense is a necessary cost to support our operations and required corporate activities. Management uses this non-GAAP measure as a supplemental measure to other GAAP results to provide a more complete understanding of our performance. As an indicator of our operating performance, gross margin should not be considered an alternative to, or more meaningful than, net income as determined in accordance with GAAP. Our gross margin may not be comparable to a similarly titled measure of another company because other entities may not calculate gross margin in the same manner.

Cautionary Note Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause NGS's actual results in future periods to differ materially from forecasted results. Those risks include, among other things, the loss of market share through competition or otherwise; the introduction of competing technologies by other companies; a prolonged, substantial reduction in oil and gas prices which could cause a decline in the demand for NGS's products and services; and new governmental safety, health and environmental regulations which could require NGS to make significant capital expenditures. The forward-looking statements included in this press release are only made as of the date of this press release, and NGS undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances. A discussion of these factors is included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Conference Call Details:

Teleconference: Friday, August 7, 2009 at 10:00 a.m. Central (11:00 a.m. Eastern). Live via phone by dialing 800-624-7038, passcode "Natural Gas Services". All attendees and participants to the conference call should arrange to call in at least 5 minutes prior to the start time.

Live Webcast: The webcast will be available in listen only mode via our website www.ngsgi.com, investor relations section.

Webcast Replay: For those unable to attend the live teleconference, a Webcast replay of the call will be available within 2 hours at the NGS website at www.ngsgi.com under the Investor Relations section and will remain accessible for 30 days.

Stephen Taylor, President and CEO of Natural Gas Services Group, Inc. will be leading the call and discussing second quarter and six months ending June 30, 2009 financial results.

About Natural Gas Services Group, Inc. (NGS):
NGS is a leading provider of small to medium horsepower, wellhead compression equipment to the natural gas industry with a primary focus on the non-conventional gas industry, i.e., coalbed methane, gas shales and tight gas. The Company manufactures, fabricates, rents and maintains natural gas compressors that enhance the production of natural gas wells. The Company also designs and sells custom fabricated natural gas compressors to particular customer specifications and sells flare systems for gas plant and production facilities. NGS is headquartered in Midland, Texas with manufacturing facilities located in Tulsa, Oklahoma, Lewiston, Michigan and Midland, Texas and service facilities located in major gas producing basins in the U.S.

For More Information, Contact: Kimberly Huckaba, Investor Relations
                                        (432) 262-2700
                                        Kim.Huckaba@ngsgi.com
                                        www.ngsgi.com

NATURAL GAS SERVICES GROUP, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)
(unaudited)

	December 31, 2008	June 30, 2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,149	$ 11,687
Short-term investments	2,300	—
Trade accounts receivable, net of doubtful accounts of $177 and $293, respectively	11,321	5,799
Inventory, net of allowance for obsolescence of $500 and $254, respectively	31,931	27,445
Prepaid income taxes	244	801
Prepaid expenses and other	87	231
Total current assets	47,032	45,963
Rental equipment, net of accumulated depreciation of $24,624 and $29,310, respectively	111,967	113,723
Property and equipment, net of accumulated depreciation of $6,065 and $6,400, respectively	8,973	8,303
Goodwill, net of accumulated amortization of $325, both periods	10,039	10,039
Intangibles, net of accumulated amortization of $1,198 and $1,347, respectively	3,020	2,871
Other assets	19	19
Total assets	$ 181,050	$ 180,918
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 3,378	$ 3,378
Accounts payable	8,410	1,189
Accrued liabilities	3,987	1,925
Current income tax liability	110	99
Deferred income	38	281
Total current liabilities	15,923	6,872
Long term debt, less current portion	6,194	4,505
Line of credit	7,000	7,000
Deferred income tax payable	21,042	24,552
Other long term liabilities	441	562
Total liabilities	50,600	43,491
Stockholders' equity:		
Preferred stock, 5,000 shares authorized, no shares issued or outstanding	—	—
Common stock, 30,000 shares authorized, par value $0.01;12,094 and 12,097 shares issued and outstanding, respectively	121	121
Additional paid-in capital	83,937	84,245
Retained earnings	46,392	53,061
Total stockholders' equity	130,450	137,427
Total liabilities and stockholders' equity	$ 181,050	$ 180,918


NATURAL GAS SERVICES GROUP, INC.
CONDENSED CONSOLIDATED INCOME STATEMENTS
(in thousands, except earnings per share)
(unaudited)


	Three months ended June 30,		Six months ended June 30,	
	2008	2009	2008	2009
Revenue:				
Sales, net	$ 9,159	$ 4,599	$ 18,785	$ 11,528
Rental income	10,095	11,969	19,105	24,757
Service and maintenance income	224	189	521	497
Total revenue	19,478	16,757	38,411	36,782
Operating costs and expenses:				
Cost of sales, exclusive of depreciation stated separately below	6,238	3,253	12,631	7,782
Cost of rentals, exclusive of depreciation stated separately below	4,094	4,152	7,498	8,841
Cost of service and maintenance, exclusive of depreciation stated separately below	152	132	360	347
Selling, general, and administrative expense	1,485	1,654	2,835	3,231
Depreciation and amortization	2,364	2,935	4,489	5,893
Total operating costs and expenses	14,333	12,126	27,813	26,094
Operating income	5,145	4,631	10,598	10,688
Other income (expense):				
Interest expense	(193)	(154)	(434)	(314)
Other income (expense)	141	(59)	374	(106)
Total other income (expense)	(52)	(213)	(60)	(420)
Income before provision for income taxes	5,093	4,418	10,538	10,268
Provision for income taxes	1,760	1,546	3,688	3,599
Net income	$ 3,333	$ 2,872	$ 6,850	$ 6,669
Earnings per share:				
Basic	$ 0.28	$ 0.24	$ 0.57	$ 0.55
Diluted	$ 0.27	$ 0.24	$ 0.56	$ 0.55
Weighted average shares outstanding:				
Basic	12,088	12,095	12,087	12,094
Diluted	12,152	12,099	12,150	12,102

NATURAL GAS SERVICES GROUP, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Six months ended June 30,	
	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 6,850	$ 6,669
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	4,489	5,893
Deferred taxes	3,688	3,599
Employee stock options expense	181	299
Loss or (Gain) on disposal of assets	(14)	(44)
Changes in current assets and liabilities:		
Trade accounts receivables, net	798	5,522
Inventory, net	(9,332)	4,800
Prepaid income taxes and prepaid expenses	558	(701)
Accounts payable and accrued liabilities	4,682	(9,283)
Current income tax liability	(220)	(100)
Deferred income	1,670	243
Other	18	—
NET CASH PROVIDED BY OPERATING ACTIVITIES	13,368	16,897
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(21,897)	(7,235)
Purchase of short-term investments	(294)	—
Redemption of short-term investments	12,528	2,300
Proceeds from sale of property and equipment	35	135
NET CASH USED IN INVESTING ACTIVITIES	(9,628)	(4,800)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from line of credit	500	—
Proceeds from other long-term liabilities, net	150	121
Repayments of long-term debt	(2,689)	(1,689)
Repayments of line of credit	(1,100)	—
Proceeds from exercise of stock options	44	9
NET CASH USED IN FINANCING ACTIVITIES	(3,095)	(1,559)
NET CHANGE IN CASH	645	10,538
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	245	1,149
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 890	$ 11,687
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 477	$ 322
Income taxes paid	$ 220	$ 658